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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartfield Titus & Donnelly LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500

(No. and Street)

Jersey City NJ		07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP

(Name – *if individual, state last, first, middle name*)

290 W.Mount Pleasant Ave.	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Ferreri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartfield Titus & Donnelly LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
Notary Public
No. 01GE4903530
Qualified in Suffolk County
Commission Expires July 31, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)
DECEMBER 31, 2020

TABLE OF CONTENTS

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Managing Member
Hartfield, Titus & Donnelly, LLC and Subsidiary

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Hartfield, Titus & Donnelly, LLC and Subsidiary as of December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC and Subsidiary as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Hartfield, Titus & Donnelly, LLC and Subsidiary's management. Our responsibility is to express an opinion on Hartfield, Titus & Donnelly, LLC and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hartfield, Titus & Donnelly, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Hartfield, Titus & Donnelly, LLC and Subsidiary's auditor since 1991.
Livingston, New Jersey
February 25, 2021

HARTFIELD, TITUS & DONNELLY, LLC AND SUBSIDIARY
(Limited Liability Companies)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	2,650,754
Receivable from broker-dealers		268,086
Deposit with clearing broker		608,173
Investment in limited liability company		122,000
Due from related parties		5,416
Prepaid expenses and advances		109,709
Property and equipment, net		129,003
Assets held for sale related to discontinued operations		313,400
Cash surrender value of officers' life insurance, net of loans of $159,700		269,190
Security deposits		155,752
Right of use asset		1,773,617
TOTAL ASSETS	$	6,405,100

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	2,165,817
Other taxes payable		22,150
Present value of lease liability		1,953,890
Liabilities related to discontinued operations		125,351
Other liabilities		149,782
Total liabilities		4,416,990
Commitments and contingencies (Notes 5, 6, 9, 10 and 12)		
Members' equity:		
Voting		881,999
Non-voting		1,106,111
Total members' equity		1,988,110
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	6,405,100

See accompanying notes to consolidated statement of financial condition.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC ("Hartfield) was formed as a limited liability company in the state of New Jersey. Hartfield serves the investment community principally as a broker of municipal securities, corporate bonds and U.S. government securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC"). The Company is subject to the regulations of the Financial Industry Regulatory Authority ("FINRA").

Hartfield's operations also include the results from Munibrokers, LLC ("Munibrokers"), a wholly-owned subsidiary offering information and support services to other fixed income brokers, dealers and other institutional clients. As more fully described in Note 13, resulting from the application of the guidance in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 250-20, *Discontinued Operations,* the assets, liabilities, gain from operations, and cash flows from operating and investing activities of Munibrokers are presented separately from the continuing operations of Hartfield because the pending sale and disposal of Munibrokers represents a strategic shift that is expected to have a significant effect on the operations and financial results. However, the operations of Hartfield will not be affected by this transaction. See Note 12 - Discontinued Operations.

As limited liability companies, the members are not liable for the debts, obligations, or liabilities of the entities, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Principles of Consolidation

The consolidated financial statement includes the accounts of Hartfield and Munibrokers (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist primarily of cash on deposit and a money market account that is readily convertible into cash and purchased with original maturities of three months or less.

Restricted cash is subject to a legal and contractual restriction by third parties as well as a restriction as to withdrawal or use. The deposit with the clearing broker is considered restricted cash.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Investment in Limited Liability Company

The Company accounts for its investment in a limited liability company under the cost method of accounting. Under this method, the Company's share of the earnings or losses of such investee company is not included in the consolidated statement of financial condition. However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the Investee company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, management believes that the carrying amounts on the cost method were not impaired as of December 31, 2020.

Uncertain Tax Position

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

As a limited liability company, Hartfield is treated as a partnership for federal and state state income tax purposes. Additionally, as a single member limited liability company, Munibrokers does not file a tax return. Rather, its activities are included on the partnership's tax returns of Hartfield. Accordingly, no provision has been made for income taxes in the accompanying consolidated financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. Certain states impose LLC franchise fees, which are included in this consolidated statement of financial condition. Hartfield files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions.

Revenue from Contracts with Customers

Commission income: The Company acts as an interdealer broker in fixed income securities on behalf of its clients. The Company acts as an undisclosed agent brokering transactions between other registered broker-dealers and certain other financial institutions. Each time the Company facilitates a matched trade between its clients the company earns a commission. Commissions and related clearing expenses are recorded on the trade date (the date the matched buy and sell trade orders are agreed to, executed and confirmed by the counterparties). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing is agreed upon, the contractual obligations are binding and the company shares in the risk of clearing and settlement. Commissions are collected at the settlement date, generally the second business day after the trade date.

Software subscription fee income: The Company, through its subsidiary Munibrokers delivers access to the aggregated content of inter-dealer brokers in the municipal bond market to authorized users. Subscription basis revenue represents a single promise to provide access to data(see Note 12). Revenue is recognized over time on a ratable basis over the contract term, which generally is one year. Invoices for subscriptions are rendered monthly to subscribers.

Uncertainty due to COVID -19

During the calendar year 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the impact, duration and spread of the COVID-19 virus are uncertain at this time. The impact on the financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The consolidated financial statement does not include any adjustments that might result from the outcome of this uncertainty

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncement

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, *Financial Instruments – Credit Losses* (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for certain financial assets at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in members' equity.

Right of Use Assets and Lease Liabilities

The Company recognizes its leases in accordance with ASC Topic 842, *Leases* ("ASC 842"). The guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the consolidated statement of financial condition.

In applying ASC 842, the Company made an accounting policy election not to recognize the right of use assets and lease liabilities relating to short-term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight- line basis over the lease term.

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Right of Use Assets and Lease Liabilities (Continued)

Right of use assets represent the Company's right to use the underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments.

The discount rate is the implicit rate if it is readily determinable or the Company may use its incremental borrowing rate. The present value of the lease payments was determined using a 5.75% incremental borrowing rate. Right of use assets also exclude lease incentives. During the year, the Company entered into a new lease agreement and the present value of the lease payments was determined using a 3.75% incremental borrowing rate.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the right of use asset and the change in the lease liability in a single line item within the adjustments to reconcile net income to net cash provided by operating activities.

Subsequent Events

The Company has evaluated events occurring after the date of the consolidated statement of financial condition for potential recognition or disclosure in its consolidated financial statement. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its consolidated financial statement.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

At December 31, 2020, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash and cash equivalents.

NOTE 3. DEPOSIT WITH CLEARING BROKER

The Company entered into an agreement with Hilltop Securities, Inc. ("Hilltop") to clear the Company's trading transactions on a fully disclosed basis. As per the agreement, the Company is required to maintain a minimum interest-bearing deposit in the amount of $600,000.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2020, consisted of the following:

Equipment	$	487,096
Leasehold improvements		371,750
Furniture and fixtures		89,937
		948,783
		(819,780)
Property and equipment, net	$	129,003

NOTE 5. RELATED-PARTY TRANSACTIONS

Consulting Agreements

The Company entered into agreements with a voting member to provide consulting services to the Company.

The Company entered into an agreement with a former voting member to provide consulting services to the Company.

The Company entered into an agreement with a former non-voting member to provide consulting services to the Company.

The Company entered into an agreement with a non-voting member to provide consulting services to the Company.

The Company has noninterest bearing advances to affiliates which are payable on demand.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity, over and above any previously accrued amounts.

The Company is subject to various legal proceedings arising during the ordinary course of operations. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial condition.

Leases

The Company has entered into leases for its facilities in New Jersey, California, Illinois, Texas and Florida. The Company records the expenses to occupy its facilities on a straight-line basis over the lease term.

NOTE 6. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases (Continued)

As of December 31, 2020, maturities of the outstanding lease liability for the Company were approximately as follows:

2021	$ 759,289
2022	732,842
2023	334,931
2024	204,116
2025	105,560
Thereafter	8,865
Total	2,145,603
Discount to present value	191,713
Lease liability	$ 1,953,890

NOTE 7. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2020.

NOTE 8. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the life of the former president in the amount of $200,000. At December 31, 2020, loans payable to the insurance company in the amount of $159,385, bearing interest at a rate of 7% per annum, are collateralized by the cash value of the policy.

NOTE 9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2020, the Company had regulatory net capital of $1,278,181, which exceeded the Company's minimum net capital requirement of $167,868. The Company's percentage of aggregate indebtedness to net capital was 197% as of December 31, 2020.

NOTE 10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As an interdealer broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with the non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop, which guarantees the transactions, while the remaining securities transactions are with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company does not require collateral to support such obligations.

NOTE 11. INVESTMENT IN LIMITED LIABILITY COMPANY

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the SEC and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns a 9% interest in MBIS and elects to account for its investment on the cost basis, as the fair value of the interest is not readily determinable. The carrying value of the Company's investment at December 31, 2020, amounted to $122,000. Management has reviewed the value of the investment as of December 31, 2020, and has determined that no impairment has been sustained.

NOTE 12. PRESENTATION OF COMPONENT HELD FOR SALE RELATED TO DISCONTINUED OPERATIONS

During 2020 the Company adopted the requirements of ASC 250-20, *Discontinued Operations* and as a result, the assets and liabilities of Munibrokers are classified as held for sale since the disposal represents a strategic shift that is expected to have a significant effect on the Munibrokers' operations and financial results and cash flows. On September 10, 2020, the Company entered into Membership Interest Purchase Agreement with an unrelated buyer. As of the report date, the purchase has not been completed. The assets of Munibrokers are to be sold for consideration in the amount of $20,000,000 subject to closing adjustments plus an aggregate amount of earn out payments.

NOTE 12. PRESENTATION OF COMPONENT HELD FOR SALE RELATED TO DISCONTINUED OPERATIONS (CONTINUED)

Simultaneously, the Company will enter into an escrow agreement with the unrelated buyer as part of the closing adjustments. At closing, the buyer will deliver to the escrow agent an amount equal to $2,000,000, which represents the indemnity escrow amount, and $25,000, which represents the purchase price adjustment escrow account. All escrow accounts will be released 18 months after the date of the agreement. As additional consideration for the membership interest, the Company shall be entitled to receive an earnout amount equal to certain calculations, subject to the terms and conditions of the agreement.

In addition, the Company entered into an agreement with a broker to evaluate potential strategic alternatives for a monthly retainer fee of $15,000. At the closing of the transaction, the Company will be paid a success fee of $900,000.

At December 31, 2020, the carrying amount of major classes of assets included as part of assets held for sale are the following:

Carrying amount of major classes of assets:	
Cash	$ 33,740
Receivable from broker dealers	162,300
Property and equipment, net	104,578
Prepaid expenses and advances	12,782
Total major classes of assets held of sale	$ 313,400
Carrying amount of major classes of liabilities included as part of assets held for sale:	
Accounts payable and accrued expenses	$ 125,351